Filed pursuant to Rule 497(a)
File No. 333-231940
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Codie Sanchez YouTube Ad



I think a whole lot more people are capable of doing this than they realize…maybe you're one of those people.

You've got your land, your plans and maybe a little bit of a vision. I was like you. And I'm about to tell you all about exactly how I'm doing it. But maybe you're thinking of the thousand reasons why now might not be the right time for land.

The good news is there's another path to diversifying your income into real estate without the headache of being a developer or worrying about a 3am raccoon raid.

It's called the Fundrise Flagship. This is a billion dollar portfolio of real estate assets. Designed for long-term growth that you can access in just a few minutes. And as low as $10 to start.

But here's the thing. The Fundrise Flagship Fund caters to everyone. From the accredited finance pros to the beginners as well.

With today's economy and all the uncertainty, diversifying your exposure is a really important strategy to protect and build your wealth for the next generation.

So, if you're interested in investing in this space, the Fundrise Flagship Fund is a cool option to consider.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

Thank you for sponsoring this video, Fundrise. Click the link and you can get a whole lot more information.

Thanks to Fundrise Flagship Fund for sponsoring this video! Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/ct. Read them carefully before investing. #flagshipfundmarketing